UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS COMPANYS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934




Commission file no. 0001081188
                    ----------

                       ADVANCED MEDICAL TECHNOLOGIES INC.
                 (Name of Small Business Company in Its Charter)



               Nevada                                   98-0206212
-------------------------------------     --------------------------------------
     (State or Other Jurisdiction of        (I.R.S. Employer Identification No.)
     Incorporation or Organization)

Suite 13A-63 Roehampton Avenue
Toronto, Ontario  , Canada                                    M4P 1R1
-------------------------------------------                 --------------
(Address of Principal Executive Officer)                      (Zip Code)


                                    (416) 703-3491
                            ---------------------------------
                              (Company's Telephone Number)


Securities registered under Section 12(b) of the Exchange Act:   None

Securities registered under Section 12(g) of the Exchange Act:


                     Common Stock, par value $0.001 per share
                    --------------------------------------------
                                   (Title of Class)

                                TABLE OF CONTENTS


ITEM                                                                                                 PAGE
----                                                                                                 ----
                                                      PART 1
Item 1            Description of Business                                                                 3
Item 2            Management's Discussion and Analysis or Plan
                            of Operation                                                                 15
Item 3            Description of Property                                                                19
Item 4            Security Ownership of Certain Beneficial
                            Ownership and Management                                                     20
Item 5            Directors, Executive Officers, Promoters and
                            Control Persons                                                              22
Item 6            Executive Compensation                                                                 24
Item 7            Certain Relationships and Related Transactions                                         25
Item 8            Description of Securities                                                              27

                                                      PART 11
Item 1            Market Price of and Dividends on the Registrant's
                            Common Equity and Other Stockholders Matters                                 29
Item 2            Legal Proceedings                                                                      29
Item 3            Disagreement With Accountants and Financial Disclosure                                 29
Item 4            Recent Sales of Unregistered Securities                                                30
Item 5            Indemnification of Directors and Officers                                              30

                                                     PART F/S
                  Financial Statements                                                                   32

                                                     PART 111
Item 1            Index to Exhibits                                                                      48
Item 2            Description of Exhibits                                                                48


                                             ----------------------------------
                                            DOCUMENTS INCORPORATED BY REFERENCE

         Documents incorporated by reference:        None

                                     PART 1

Advanced Medical Technologies Inc. (the "Registrant" or the "Company") is filing this Form 10-SB on a voluntary basis to:

1.       provide current, public information to the investment community;

2. to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Registrant's securities, and

3. to comply with prerequisites for listing of the Registrant's securities on NASDAQ.


ITEM 1.           DESCRIPTION OF BUSINESS

HISTORICAL OVERVIEW OF THE REGISTRANT

         The Registrant has been in business since it's date of incorporation, February 3, 1999 when it was incorporated in the State of Nevada. The Registrant has no subsidiaries and no affiliated companies. The Registrant's executive offices are located at Suite 13A - 63 Roehampton Avenue, Toronto, Ontario, Canada, M4P 1R1, (Tel) 416-703-3491.

         The Registrant is in the development stage, being a company that is in the early stages of starting a website information system specializing in the medical industry.

         The Registrant has filed a Form 15c-211 with NASD Regulations, Inc. and on December 9, 1999 was cleared for an unpriced quotation on the NQB Pink Sheets. As at the date of this Form 10-SB the Registrant has not posted a quotation for its shares.

         To management's knowledge, the Registrant has not been subject to bankruptcy, receivership or any similar proceedings.

         The Registrant has no revenue to date from the development of its website, and its ability to effect its plans for the future will depend on the availability of financing. Such financing will be required to develop its website system to a stage where a decision can be made by management as to whether the project will be successful and what further action should be taken to develop the website into a profitable enterprise. The Registrant anticipates obtaining such funds from its directors and officers, financial institutions or by way of the sale of its capital stock in the future (see Part 1, Item 2 - "Plan of Operations"), but there can be no assurance that the Registrant will be successful in obtaining additional capital from the sale of its capital stock or in otherwise raising substantial capital.

         All dollar amounts are stated in this document are in US dollars unless otherwise noted.

PLANNED BUSINESS

         Much of the discussion contained in this section is "forward looking". Actual results may materially differ from the Registrant's plans as currently contemplated.

         Information concerning the factors associated with the Registrant is set forth in this Item 1 and in Items 2 and 3 below. FOR A COMPLETE UNDERSTANDING OF SUCH FACTORS, THIS ENTIRE DOCUMENT, INCLUDING THE FINANCIAL STATEMENT AND THEIR ACCOMPANYING NOTES, SHOULD BE READ IN ITS ENTIRETY.

OVERVIEW OF THE REGISTRANT'S OPERATIONS

         To remain completive and financial viable, health maintenance organizations (HMOs) will have to minimize their cost by reducing the time spent by patients in hospital and rehab institutions. To do this they will have to continually review and examine all the new technologies being distributed by the medical equipment manufacturers. The managers of the HMOs have to be informed that pharmaceutical and technologies are now available that can reduce the cost of medical treatment and recovery time. Presently these managers are content to use the costlier and older technology due their unawareness of the alternatives. The way to continually educate and update these individuals is to provide them with an avenue whereby they can extract the information they require.

         Likewise, the health care manufacturers need a means to communicating directly with the managers of the HMOs. Presently they rely on broad-target print ads, direct mail, facsimile product release monographs and other forms of print media, along with attendance at conventions. These methods do not reach the entire population of the qualified buying target audience.

         To put in touch the health care manufacturers with the HMOs managers, the Registrant will establish a multimedia Internet based, interactive communications network providing health care industry manufacturers with access to key case managers representing an estimated 200 or more managed care companies and HMOs throughout the United States.

         The goal of the Registrant is to provide a virtual health care information clearinghouse for introducing and educating health care providers on leading edge pharmaceuticals and technologies available from health care manufacturers. With the rising cost of health care, the most efficient way for case managers to achieve reductions is to be informed about new and cost-effective procedures available from the manufacturers. Many new procedures not only reduce immediate costs but also the costs associated with post operative care, and personal patient recovery.

         Traditionally, case managers are deluged with printed material in the mail and by facsimile of new health care technologies, and must spend a great deal of time sifting through material searching for items of interest. Likewise, information that may be of interest can be overlooked or not accessible when needed. Once the Registrant's network is activated, it will offer manufacturers the fast track to case managers, by providing a fully searchable, indexed database of available leading-edge pharmaceuticals and technologies via a secure Internet connection in their desktop or laptop computer. This educational advertising vehicle will be called AMTneT.

         The Registrant will provide a safe and secure Internet host allowing case managers to search for new pharmaceuticals and technologies using keywords or key phrases, view live and recorded video programs demonstrating technology procedures, review product monographs, e-mail questions directly to the medical professional associated with a specific procedure, and participate in live interactive one-on-one or group discussions.

         The Registrant's network offers manufacturer-advertisers three unique benefits.

         First, it provides advertising and promotional material specifically targeted to the managed care decision makers - the case managers.

         Second, the delivery of this advertising is accomplished through a familiar, common-place technology - the personal computer.

         The  third   benefit  is  that  it  provides   maximum  and   immediate
interactivity between the manufacturer-advertiser and the decision maker with minimal cost and resources.


Industry Overview

         The health care delivery system is in the process of rapid change, driven by those who pay most HMO heath bills - the employers and government, and the HMOs themselves to ensure financial viability of their respective organizations. Health care dollars are a valuable resource and with an ever-aging population, a resource that must be maximized to ensure those requiring a procedure, receive it in the most cost-efficient manner. For example, Data Systems report in April 1995 that the share of America's top 3 HMOs; United Health Care, Foundation Health and U.S. Health Care all fell by 30%. This fall was directly attributable to the difficulty each experienced in cost control.

         The health care industry now accounts for one-seventh of America's economy, and is the domain of primarily Top 1000 and Blue Chip business. This is the time that HMOs are in a position to become financially more conscience of the methods to be used in medical treatments with the escalating costs in all areas of the industry. Many of the HMOs have taken action in this regard resulting in reduced costs for all-inclusive health care from both the insurers and HMOs. To continue to achieve this, HMOs must constantly seek measures to reduce or eliminate costs by limiting tests, surgery, patient referrals and hospital stays.


THE REGISTRANT'S STRATEGY

The Registrant will establish a multimedia Internet based, interactive communications network allowing health care industry manufacturers to advertise their innovative FDA approved products to key case managers, representing over an estimated 200 managed care companies and HMOs throughout the United States. Refer to the Registrant's Internet site at www.txsave.com .

         The goal of the Registrant is to provide a virtual health care information clearinghouse that will introduce and educate health care providers on leading-edge pharmaceuticals and technologies available from health care manufacturers. Manufacturers may showcase or advertise their products, procedures, and techniques in several ways. These include live and recorded video programs demonstrating technology and procedures, product monograph libraries, banner advertising with direct links to manufacturers, and participation in live interactive one-on-one or group discussions.

         From a state-of-the-art Internet video studio, health industry manufacturers can address and target their important messages and product demonstrations to industry decision makers using prerecorded and live video, with simultaneous on-line question and answer "chat" capability. Through this system, case managers will be able to view new products and surgical procedures on their own computers and have their questions answered by an expert in real time.

         Once the Registrant's network is activated, it will offer manufacturers the fast track to case managers by providing a fully searchable, indexed database of available leading-edge pharmaceuticals and technologies via a secure Internet connection on their desktop or laptop computer. This educational advertising vehicle will be called AMTneT.

         The Registrant will provide a safe and secure Internet host for both manufacturer and HMO case manager alike.

THE REGISTRANT'S TECHNOLOGY

         The Registrant will utilize a safe and secure Internet host environment to achieve an effective and cost efficient service for all of its users. A secure environment means one where all users can equally share and exchange information without the concern of personal information being exploited or profiled for purposes beyond the originator's intended application. A safe environment means one where more than adequate firewalls are engaged and routine security programs are initialized to combat computer viruses and cyber hackers.

         Users will connect to AMTneT through several dial-up portals. They may use any dial-up mode available, including but not limited to 28.8, 56 or ISDN for easy access to the Registrant's network. From the users standpoint, most personal computers will already have all the necessary software and hardware required to make full use of the Registrant's network. The basic configuration required would be; a color monitor, 32MB RAM, 28.8K modem or better, an Audio/Video card, and an Internet browser - specifically Netscape 4.0 or better, or Internet Explorer 4.0 or better. The Registrant's dial-up network will support Macintosh System 7 and OS, Microsoft Windows 3.1, 95 and 98 operating environments. Utilizing high speed dedicated connections, users will be assured of a pure, safe connection, free of busy signals, hang time, and disconnects. The network will initially run on three redundant DEDA dedicated servers.

         Live, interactive video programming will be initiated from the Registrant's Internet video studio. The studio will utilize three state-of-the-art digital computers to ensure full 3-dimensional video, with a fourth camera to be available for back-up. Likewise, prerecorded video programming will also be made available on the Registrant's network. Utilizing leading technologies such as Real Audio, Shockwave multimedia animation, video streaming, interactive chat utilities, and push-pull technology the Registrant has the blueprint for successful integration to stand and deliver.


MARKET ANALYSIS AND PLAN OF OPERATION

         The Registrant will develop relationships with approximately twelve leading medical technology manufacturers whose products reduce the cost of medical treatment by up to approximately 50% by either eliminating or reducing the need for hospitalization.

         The manufacturers need a medium that will provide targeted, direct, unfiltered, interactive communication with case managers and key decision makers. The Registrant has the technology and expertise to do this safely, securely, and cost effectively through the Internet.

         HMOs and the manufacturers would sign service contracts that are renewable. Thus, the viewer and sponsor contracts are for matching 3-year periods (to permit sponsor identification with the initiative) and are renewed automatically with penalties for early cancellation. Sponsor contracts guarantee product category exclusivity. Viewing sites must represent a minimum of insured lives.

         Due to the intricate service structure, general complexity of operating a service such as this, and the custom integration of Internet technology, there are currently no competitors in the marketplace or on the near horizon. It is the Registrant's belief that once its network is permanently activated, that there will really only be room for one company, the Registrant, to provide this service. Nevertheless the Registrant realizes that this might not be the case and other providers will see the opportunity and might decide to do the same thing that the Registrant is planning.

         In reality,  HMOs cannot  afford to provide or have their case managers
spend  valuable  time  and  resources  juggling  between  Internet   information
services. This ensures that the Registrant will have a proprietary network.

         The Registrant will use a direct sales approach, supported by a telemarketing effort to market its service. This sales effort would be focused on two target markets:

1.         Manufacturers of Pharmaceuticals and Medical Technology

     The desired market, in this group, is those manufacturers that have identified HMOs as one of their target markets.

2.         HMOs and Case Managers

     The Registrant has verbally received the full support of the National Case Managers Association, the Registrant believes that this will expedite bringing onboard most of the targeted HMOs and related case managers.


THE REGISTRANT'S WEBSITE

         The Registrant is in the process of developing a website which can be used by both the health care manufacturers and the HMOs. The website can be found at www.txsave.com.

         The Registrant has started to assemble clinically effective products which will eventually be stream lined with a video presentation to provide an easy and concise overview of these cost effective techniques and products.

         The various products the Registrant has included on its website are as follows:

1.       HomeChoice - Automated PD System

         This technique enables both clinicians and patients to overcome the previous obstacles to effective home dialysis. It is a sophisticated self check system that can identify specific problems and explain how to fix it without interrupting treatment. The basic HomeChoice system consists of a machine, disposal set (cassette, tubing and organizer) and a handy carrying case.

2.       ThermaChoice - Uterine Balloon Therapy

         This technique is intended for the treatment of menorrhagia (excessive uterine bleeding) due to benign causes in premenopausal woman whom childbearing is complete. The procedure works thermally destroying the endometrial lining of the uterus in three phases:

                 (i) catheter insertion and balloon inflation;

                 (ii) treatment and monitoring; and

                 (iii) balloon deflation and catheler removal.

3.       StereoGuide Breast Biopsy System

         This technology is an acceptable alternative to open surgical biopsy and is an efficient precise and minimally invasion system that quickly performs extremely accurate needle core biopsies, needle locations and fine-needle aspirations while minimizing patient discomfort. The SteroGuide large-core biopsies are performed quickly using anesthesia, without subjecting the patient to the trauma of more invasive, costly and possibly disfiguring surgical biopsy.

4.       Prostatron - TransUrethral Microwave Thermotherapy

         This technology is a proven alternative for treating sympathetic benign prostratic hyperplasia ("BPH"). The Prostraton is designed to reduce BPH symptoms by delivering a controlled dose of microwave energy to the prostate without damaging the urethra or other surrounding structures. It offers rapid, pronounced and sustained relief of BPH symptoms in a one-hour, minimally invasive outpatient therapy session that minimizes the cost and risk associated with TURP.

5.       Ultrafast CT - Electron Beam Tomography

         This technique is a diagnostic imaging system which acquires CT data ten times faster than conventional CT and displays physiologic motion in real time. With the scan times as fast as 50 to 100 milliseconds, Ultrafast CT freezes motion of moving organs, captures the beating heart and permits evaluation and measurement of blood flow in all vascular structures.


6.       Coherent Lase Kit - Laser Assisted Spinal Endoscopy (LASE) Kit

         This technology combines viewing, illumination, laser delivery, steering, suction and irrigation into catheter only 1.7 mm in diameter. With LASE, the intervertebral disc is approached using annular fenestration technique. The 1.7 mm flexible, steerable LASE endoscope is introduced into the disc through a 2.4 cm cannula. Visual inspection of the annulus and nucleus pulposus is accomplished. Direct visualization allows precise laser ablation with control and verification of the volume of nucleus removed.

There is no guarantee that the Registrant will be able to have other products displayed on its website since no contractual commitments have been made to date with the health care manufacturers.


COST OF DEVELOPING THE CONCEPT

         To date the Registrant has not received any revenue from the health care manufacturers it has displayed on its website. Management was willing to allow certain health care manufacturers to display their technology on the website for no cost since it would allow the website to become a future selling tool for the Registrant.

COMPETITION

         There are numerous companies seeking to develop Internet sites and therefore they might decide to compete directly with the Registrant. The Registrant does not have any patent protection, trademarks or copy rights which can be used to enforce protection of its concept. There is no guarantee that health care manufacturers, even when they are customers of the Registrant, will be loyal and deal solely with the Registrant. The Registrant has not, to date, identified any competition but realizes that there is a strong possible that competition will be there if the Registrant's concept proves to be successful. There exists no method of protecting itself against future competition.


ESTIMATED PROJECTIONS

                       PROJECTION OF REVENUE AND EXPENSES
                              For a one year period
                      (Unaudited - Prepared by Management)

Revenue                                                          (i)                     $    2,400,000
                                                                                         --------------

Cost of sales
    Advertising                                                 (ii)                             60,000
    Automobiles                                                 (iii)                            19,800
    Commissions                                                 (iv)                            480,000
    Entertainment                                                (v)                             60,000
    Internet production, support and maintenance                (vi)                            300,000
    Miscellaneous                                               (vii)                            24,000
    Rent - multimedia studio                                   (viii)                           120,000
    Training                                                    (ix)                             60,000
    Travel                                                       (x)                             60,000
                                                                                         --------------
           Total cost of sales                                                                1,183,800

Gross Profit                                                                                  1,216,200
                                                                                         ==============


General and administrative expenses
    Accounting and audit                                        (xi)                             35,000
    Bank charges and interest                                   (xii)                               500
    Dues and subscriptions                                     (xiii)                            18,000
    Legal                                                       (xiv)                           100,000
    Licenses and permits                                        (xv)                             15,000
    Miscellaneous                                               (xvi)                            20,000
    Office expenses                                            (xvii)                            65,000
    Salaries and wages                                         (xviii)                          575,000
    Telephone                                                   (xix)                            65,000
    Transfer agent's fees                                       (xx)                             15,000
                                                                                         --------------
            Total general and administrative expenses                                           908,500

ESTIMATE NET PROFIT FROM OPERATIONS                                                      $      307,700
                                                                                         ==============

(i)      Revenue

         For conservative purposes management has estimated revenue for only two customers and/or advertisers during the first year of operations. Each customer is required under contract to pay a minimum of $100,000 per month to display their new technology on the website. Therefore, the total revenue during the first twelve months of operations will be $2,400,000.

(ii)     Advertising

         The Registrant will advertise in various medical trade magazines used by many of the health care manufacturers. In addition, the Registrant will also advertise in magazines reviewed by the HMOs managers in hopes of stimulating them to review the products on the website. The estimated cost for advertising in these two types of magazines is approximately $5,000 per month.

(iii)    Automobiles

         The Registrant will lease three automobiles for its sales people at a monthly rental charge of approximately $350. Insurance and maintenance costs are estimated to be approximately $200 per month for each car. The total lease and maintenance costs are estimated to be $19,800. Gas and oil is included under Travel below.

(iv)     Commissions

         The Registrant will employ independent outside agencies to seek out and interest health care manufacturers in the Registrant's concept. It is estimated that a commission of 20% of the gross revenue on the advertising revenue they produce will be paid to these agencies. Based on the above projections this will amount of $480,000. Management has not yet identified any independent outside agencies that it will employ for marketing its concept.

         The Registrant will hire three full time sales persons at an annual salary of $30,000 each. In addition they will receive a 10% bonus on any sales made by them. No estimate has been made in the Projected Revenue and Expense schedule as to the estimated bonus to be payable to the full time sales persons since it has been assumed that the first two customers will have been introduced by the independent outside agencies. The salaries to the sales people is included under (xviii) Salaries and Wages below.

(v)      Entertainment

         It is  estimated  that the  Registrant  will incur $5,000 each month in
entertainment   expenses,   being  mainly  market  development  of  health  care
manufacturers and HMOs mangers.

(vi)     Internet production, support and maintenance

         To maintain the website and develop new products and technology thereon, the Registrant will have to have a capable staff to administer this area. It is estimate that a manager of this area will be hired at a cost of $80,000 per year, three fully trained specialists in the website area at a cost of $60,000 each and an assistant at a cost of $40,000. The total salaries for this department will be $300,000 on an annual basis.

(vii)    Miscellaneous

         An estimated $24,000 has been accrued as miscellaneous expenses which at the present time are unknown to management but might be incurred during the Registrant's period of operations.

(viii)   Rent

         The Registrant will require an office studio for general administration purposes and for preparation of material for its website including video productions. The Registrant will be able to have its offices located in the outer areas of Toronto thereby reducing its monthly rental. It is estimated that the cost of an office for these purposes will be approximately $10,000 per month.

(ix)     Training

         The Registrant will incur certain costs associated with training its sales personnel and in training its technical people. An estimated of $60,000 has been budgeted to cover the training costs. Training will be mainly handled internally but the projected cost assumes that on occasion outside personal will have to be hired for specific training steps.

(x)      Travel

         Certain dollars will be require to cover traveling costs to meet with both the health care manufacturers and the HMOs. In addition, actual cost of operating the three vehicles leased by Registrant for use by its sales people will have to be taken into consideration. It has been estimated that approximately $5,000 per month will have to be spend for travel and automobile operating costs.

(xi)     Accounting and audit

         The Registrant will be required to file Forms 10QSB and 10KSB once it becomes a reporting company. The Registrant will have to hire a full time accountant/Controller whose wages are included under (xviii) Salaries and wages. The Registrant will require an annual audit of its records and any tax reports which may be required outside of the State of Nevada..

(xii)    Bank charges and interest

         Represents the normal bank service charges which will be incurred in using the Bank of Montreal as the Registrant's banker.

(xiii)   Dues and subscriptions

         The Registrant will incur certain dues to organizations in the medical field. At this time the Registrant has not identified which organizations these will be. In addition the Registrant will want to subscribe to numerous medical periodicals and journals in order to identify new customers and products. It has been estimated that the monthly cost for dues and subscriptions will be approximately $1,500.

(xiv)    Legal

         Legal services will be required in the preparation of legal contracts with health care manufacturers. Even though a standard contract can be used in many cases there will be a need to use legal services to customize certain contracts to adhere to the requirements of the customer. In addition, legal expenses will be incurred if sales are to be made in certain states where the law requires a specific contractual obligation. Due to the present uncertainty as to the cost of legal services the Registrant has budgeted an estimated amount of $100,000.

(xv)     Licenses and Permits

         The Registrant will have to obtain certain licenses and permits to operate. For example, to operate in any of the provinces of Canada, the Registrant will have to ex-provincially register as a foreign company doing business in that province.

(xvi)    Miscellaneous

         The Registrant has budgeted $20,000 as miscellaneous expenses which will cover the majority of unknown expenses during the first year of operations.

(xvii)   Office expenses

         Included in this estimated figure of $65,000 for office expenses is the cost of either leasing or purchasing office furniture and equipment. Therefore this cost will cover photocopier, fax, computer and printer leases. The cost of stationery and general office supplies is estimated to be approximately $10,000 which is included in the above noted figure.

(xviii)  Salaries and wages

         The Registrant will have salaries and wages in the amount of $575,000 allocated to the following individuals, excluding the technical support staff mentioned under (vi) - Internet Production, Support and Maintenance.

                  President                                        $  150,000
                  Vice-President                                      120,000
                  General Manager                                      80,000
                  Secretary to the above officers                      40,000
                  Three sales persons @ $30,000 each                   90,000
                  Office assistant                                     25,000
                  Accountant / Controller                              70,000
                                                                     --------

                  Estimated to cost of salaries and wages          $  575,000
                                                                      =======

Other than the President of the Registrant, the other employees will have to be hired once the Registrant has the funds available to do so.

(xix)   Telephone

         Telephone charges for the period have been estimated at $65,000 due the frequency of long distant calls with various health care manufacturers and HMOs managers. The Registrant will attempt to reduce these charges by using discount long distant carriers. Nevertheless, for conservative purposes telephone charges have been estimated higher than anticipated.

(xx)   Transfer agent fees

         The Registrant will require the services of a transfer agent to maintain its shareholders' record and issue and cancel share certificates as requested by management and shareholders. The annual cost to the Registrant of using the services of Nevada Agency & Trust Company is $1,200 which does not include the cost of issuing and canceling shares. Therefore, an estimated annual charge, including the yearly fee of $1,200, has been estimated at $15,000.


RISK FACTORS

         There are certain inherent risks with the Registrant's concept from the point of view of the Registrant and its shareholders as follows:

o The website industry is highly competitive and has relatively few barriers to entry. If the Registrant's website is viable, the Registrant runs the risk of more established companies and of unknowns copying the concept, which would impact the availability of medical manufacturers and potential customers, which would adversely affect revenue.

o There is no certainty that any expenditures made in the development of the website will result in profitable operations. Many companies fail due to being under-capitalized or not been able to attract long-term customers.

o The success of the Registrant's business plan is dependent in part on management's ability to identify and acquire suitable medical manufacturers who have the product that is of interest to the HMOs managers.

o The Registrant has no operating history, nor does the Registrant have a management team with medical equipment knowledge. The Registrant will have to seek outside individuals with the expertise in these area to assist in the future development of the Registrant. There are no assurances the Registrant will have the ability to attract the personnel necessary to fulfill this function and allow the Registrant to operate efficiently in the future.

o There are no assurances that the Company will be able to raise the funds necessary to further design the website concept as may be required in the future. Accordingly, investors in this venture run the risk of losing their investment.

o Out of the 14,197,300 shares issued and outstanding, David Luciuk, President of the Registrant, owns 4,000,000 shares, Director and Secretary Treasurer, Philip Yee, owns 1,000 shares and David Zosiak, Director, own 2,000,000 shares representing 42% of the stock issued. There is very little chance that any individual or group of individuals can exercise their shareholders' voting right to replace either of these three directors. Therefore, these three individuals effectively control the Registrant and can dedicate policy as they determine it.

o Some of the Directors of the Registrant are also directors and officers of other companies and conflicts of interest may arise between their duties as directors of the Registrant and as directors, officers of other companies. Even with full disclosure by all the directors and officers, the Registrant cannot insure that it will receive fair and equitable treatment in every transaction.

OTHER CONCEPTS

         The   Registrant  has  not  identified  any  other  concepts  and  will concentrate its entire attention to the development of the website concept it is presently developing.

EMPLOYEES

         As at November 30, 1999, the Registrant did not have any employees either part time or full time other than the Messrs, Luciuk, Zosiak and Yee who are officers and directors of the Registrant and therefore are considered employees. At this time the directors and officers do not devote full time to the activities of the Registrant.

         The Company is considering the employment of a Vice President whose duties will comprise the development and refining of the corporate strategies, the overall administration of the business including all aspects of location negotiations. In addition, a general manager will be hired to administer the daily operations of the Registrant. A secretary will be responsible to the President, Vice President and general manager. In addition to three sales persons and the four internet support employees the Registrant will require an accountant/controller. None of these people have been identified yet nor has any negotiations started with them.

REPORTS TO SECURITIES HOLDERS

         Prior to filing this Form 10-SB, the Registrant has not been required to deliver annual reports. To the extent that the Registrant is required to deliver annual reports to security holders through its status as a reporting company, the Registrant shall deliver annual reports. Also, to the extent the Registrant is required to deliver annual reports by the rules or regulations of any exchange upon which the Registrant's shares are traded, the Registrant shall deliver annual reports. If the Registrant is not required to deliver annual reports, the Registrant will not go to the expense of producing and delivering such reports. If the Registrant is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Registrant has not filed reports with the Securities and Exchange Commission. Once the Registrant becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with the appropriate proxy material will have to be filed as they come due. If the Registrant issues additional shares, the Registrant may file additional registration statements for those shares.

         The public may read and copy any material which the Registrant files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding the issuers that file electronically with the Commission. The Internet address of the Commission's site is (http://www.sec.gov).

YEAR 2000 COMPUTER PROBLEMS

         The Registrant is dependent on computer technology in its business operations even though it does not itself own any computers at the present time. Nevertheless every business and professional person the Registrant uses are reliant on computers which reliance has a direct effect on the Registrant.

         The "Year 2000 problem" arose because many existing computer programs use only the last two digits of a year. Therefore, these computer programs do not properly recognize a year that begins with "20" instead of "19". If not corrected, many computer applications could fail or create erroneous results. The extent of the potential impact of the Year 2000 problem is not yet known, and if not corrected in a timely manner, it could effect the global economy. No country, government, business, or person is immune from the potential far-reaching effects of Year 2000 problems. Some estimates that include not only software and hardware costs, but also cost related to business interruption, litigation and liability, run into the hundreds of billions of dollars.

         The Registrant has determined that the consequences of its Year 2000 issues are likely to be material, in that a breakdown in the economy due to the Year 2000 problem might endanger its chances of exploring its property since assay companies, geologists and report writers are reliant upon computers. The Registrant has:

1. investigated computer software for future purchase whereby the Year 2000 issue has been addressed and corrected. The Registrant is in the state of readiness to purchase software, if it proves to have resolved the Year 2000 problem, at the time it acquires its own computer hardware.

2. incurred no cost, as yet, to address the Year 2000 issue but expects its costs in the future will be for the purchase of computers and software which have resolved the Year 2000 problem.

3. acknowledged the risk it faces with the Year 2000 issue from its professionals who have not addressed the Year 2000 issue and hence can no longer operate once the Year 2000 is upon the business community.

4. a contingency plan in that it will discuss with its professionals their contingency plans and if they have not addressed the Year 2000 problem the Registrant will switch to other professionals who have. There is no guarantee the Registrant will be successful in identifying those professions who have addressed the Year 2000 issue.

         In summary, the problem is a massive, pervasive, complex, world-wide phenomena that could, in a worst-case scenario, totally shut down and destroy the Registrant's business operations.

         This discussion contains forward-looking statements regarding the Registrant's Year 2000 problems and their effect on the Registrant.


ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OR PLAN OF OPERATION

         The discussion contained in this Item 2 is "forward looking" since it includes, without limitation, statements regarding the Registrant's expectations, beliefs, intentions or strategies regarding future business operations and projected earnings from its website operations, which are subject to may risks.

         All forward-looking statements included in this document are based on information available to the Registrant on the date hereof. The Registrant's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Form 10-SB. Potential investors should consider carefully the previously stated factors, as well as the more detailed information contained elsewhere in this Form 10-SB, before making a decision to invest in the common stock of the Registrant.

         The Registrant has not received any revenue from operations since its inception on February 3, 1999 immediately proceeding of the filing of this Form 10-SB.


PLAN OF OPERATIONS

         The Registrant has to date concentrated on its website development. The Registrant has no plans to seek other investment opportunities other than the development of its website. Subject to the availability of financing, the Registrant will seek to increase its inventory of medical care equipment on its website and to develop a business relationship with both health care manufacturers and HMOs managers. The Registrant will seek to generate such funds it requires through the sale of securities and/or institutional financing. If an underwriter can be found, a public offering of common stock will be considered; alternatively the Registrant will seek to raise funds through a private offering of securities to an institutional buyer or through a registered broker dealer. The Registrant does not presently have any financing arranged for nor has any underwriter yet expressed interest in such offering, and there can be no assurance that an underwriter can be found on terms acceptable to the Registrant. In the absence of such financing, the Registrant may be unable to put its plans into effect.

         The Registrant does not have sufficient cash on hand to meet the requirements of maintaining it as an operating entity by satisfying its current accounts payable and future payments to auditors, transfer agent and filing fees. In addition, it does not have sufficient funds on hand to expand the website. There is the possibility that there might not be sufficient funds available over the next twelve months to maintain operations if the cost of developing the website is substantially greater than estimated by management.

         Management will continue to discuss with health care manufacturers the availability of their new products and techniques for display on the Registrant's website. The cost to do these discussions will be minimal since management will undertake to do it rather than engage the services of a consulting firm or individual consultant.

         The Registrant does not plan to acquire additional assets in the immediate future.

         The Registrant anticipates increases in the number of employees once operations commence.


LIQUIDITY AND CAPITAL RESOURCES

         As at October 31, 1999, the Registrant had $1,937 of assets, and $1,936 of liabilities. The cash equivalent as at October 31, 1999 was $1,937.

         The Registrant has no contractual obligations for either lease premises or employment agreements and has made no commitments to acquire any assets of any nature.

         Operational and administrative expenses of the Registrant for 2000 are projected to be approximately $15,000 which is made up of audit ($1,500), general office expenses - ($3,000), transfer agent's fees ($1,000), website development - ($9,000) and miscellaneous ($500). The current cash position is not sufficient to pay the above noted expenses and therefore the officers and directors will have to advance additional funds to the Registrant.

         Since February 3, 1999, the date of incorporation, to October 31, 1999, the date of the attached audited financial statements, the Registrant has incurred the following expenses:

         Accounting and audit                                (i)                            $2,250
         Bank charges                                       (ii)                               157
         Business plan                                     (iii)                             6,700
         CD Rom development                                 (iv)                             7,550
         Consulting                                          (v)                             6,813
         Incorporation costs written off                    (vi)                               670
         Management fees                                   (vii)                             4,500
         Office                                           (viii)                             3,329
         Rent                                               (ix)                             1,900
         Telephone                                           (x)                             1,147
         Transfer agent's fees                              (xi)                             2,430
         Travel                                            (xii)                             1,138
                                                                                             -----

         Total Expenses                                                                   $ 38,584
                                                                                          ========

(i)      Accounting and audit - $2,250

The Registrant had its financial statements audited as at April 30, 1999 (pages 33 to 40). The audit fees were $1,500, and the accounting fees, for the preparation of the working papers for both the audit file and the interim financial statements as at October 31, 1999 (pages 41 to 47), was $750 for a total of $2,250.

(ii)     Bank charges - $157

  Monthly service charges for operating the account as charged by the Bank of Montreal were $157 from the date of incorporation.

(iii)    Business plan - $6,700

Fee for preparing the Business Plan for the Registrant.

(iv)     CD Rom development - $7,550

Payment made for the development of a CD Rom about the Registrant's business activities.

(v)      Consulting fees - $6,813

The Registrant paid $6,813 consulting fees to an individual for various services he performed on behalf of the Registrant mainly in the area of contacting manufacturers of medical equipment, investing new areas of technological development in the medical field and assisting in the formatting of the Registrant's website.

(vi)     Incorporation costs written off - $670

The Registrant has treated the cost of incorporation as period costs and has written it off as an expense in the current period rather than capitalize it and amortize it over a period of time.

(vii)    Management fees - $4,500

The Registrant has not paid any fees to its directors or officers during the current period. Nevertheless, the Registrant realizes that there is a cost involved in the directors and officers devoting time and effort to the affairs of the Registrant. Therefore, a management fee of $4,500 has been expensed and credited to capital contribution during the current period.

(viii)   Office - $3,329

Office is comprised of the printing of cheques, delivery, photocopy, fax charges and other costs incurred since inception of the Registrant.

(ix)     Rent - $1,900

The Registrant uses the office of its President as its office for the period from inception to April 30, 1999. No charge was incurred by the Registrant. Nevertheless, the Registrant recognizes that there is a cost to using an office and therefore has expensed $900 and credited capital contribution for a similar amount. Since May 1 to October 31, 1999 the Registrant has incurred actual costs of $1,000 and has paid for these in cash. The rent costs for this period has been charged to rental expense in the statement of operations.

(x)      Telephone - $1,147

The Registrant has not been charged for any telephone charges incurred by its President during the early stages of development of the Registrant. For the period in question, being from inception to April 30, 1999 the Registrant recognized the fact that there is a telephone cost to operating a business and therefore expensed $300 with an offsetting credit to capital contribution. This expense was determined on the fair market value of obtaining a telephone line and operating it for a three-month period. For the period from May 1 to October 31, 1999, the Registrant has incurred actual costs of $844. This has been paid and expensed in the current period.

(xi)     Transfer agent's fees -  $2,430

Transfer agent's fees are made up of the annual fee of $1,200 paid to maintain the account with the transfer agent and $1,230 for preparation and issuance of share certificates. The Registrant has treated the annual cost of $1,200 as a period cost and has written it off in the current period rather than amortizing it over the entire year.

(xii)    Travel - $1,138

The travel cost of $1,138 comprises the cost of travelling during the period since inception.

         Management estimates that the current funds on hand will be sufficient to satisfy all current outstanding accounts payable but will leave no additional funds for working capital. The funds required over the next twelve months will be for filing fees, accounting fees, general office expenses, and further development of the Registrant's website. As mentioned previously, the estimated cost of these future expenses are $15,000.

         The Registrant's auditor has qualified his audit opinion as at April 30, 1999 as to whether the Registrant is a going concern as follows:

         "The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty."

         In Note 5 management has indicated the Registrant will need additional capital to be successful in its planned activity and continuation of the Registrant as a going concern is dependent upon obtaining additional working capital and the management of the Registrant has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Registrant to operate in the future. The management is willing to advance the necessary funds, comprising of audit($1,500), general office expenses($3,000), transfer agent's fees($1,000), website development($9,000) and miscellaneous($500). The advancement of these funds will maintain the Registrant in good standing financially for an additional year but will not provide sufficient funds to expand its present website or develop health care manufacturers as future customers.

         Management does not believe the Registrant's operations have been materially affected by inflation.

INVESTMENT POLICY

         The Registrant's plan of operations is focused on the continued development of its website and the increased base of a variety of health care manufacturers and HMOs managers. Accordingly, the Registrant has no particular policy regarding each of the following type of investments:

         1.       Investment in real estate or interest in real estate;

         2.       Investment in real estate mortgages; or

         3. Securities of or interest in persons primarily engaged in real estate activities.


ITEM 3.           DESCRIPTION OF PROPERTY

         The Registrant is in the process of establishing a multimedia Internet based, interactive communication network providing health care industry manufacturers with access to key case managers representing approximately 200 managed care companies and HMOs throughout the United States and Canada. The initial website can be examined at www.txsave.com. The Registrant will have to expand its base of health care manufacturers and HMOs managers to become a viable company.

OFFICES

         The Registrant's executive offices are located at Suite 13 A - 63 Roehampton Avenue, Toronto, Ontario, Canada, M4P 1R1. The office is located in the personal residence of the Registrant's President.

OTHER PROPERTY

         The Registrant does not own any other property. At the present time, the Registrant has no plans to acquire any other property.

INCORPORATION IN THE STATE OF NEVADA

         The Registrant incorporated in the State of Nevada rather than British Columbia mainly due to the tax reasons. In British Columbia the provincial government imposes a capital tax based on the number of issued and outstanding shares. This is an annual tax. In addition both the Federal and Provincial Governments impose tax on any profits made. This tax could range as high as 51% of net income. By having a Nevada based company the Registrant will only be subject to a 15% withholding tax as set forth in the Canada/ US Tax Treaty. The State of Nevada has no corporate tax.


PUBLIC ANNOUNCEMENTS

         The Registrant has made no public announcements of any kind prior to the filing of this Form 10-SB other than the Registrant has filed a Form 15c-211 with NASD Regulators, Inc. and has obtained an unpriced quotation on the NQB Pink Sheets. This Form 10-SB, once filed with the United States Securities and Exchange Commission, will be available to the public.

PATENTS, TRADEMARKS, LICENSES, ETC.

         The Registrant does not have any patents, trademarks, licenses, franchises, commissions, royalty payments or labor contracts.

RESEARCH AND DEVELOPMENT

         The Registrant has spent no money since inception on research and development activities.


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN
                  BENEFICIAL OWNERSHIP AND MANAGEMENT

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

         The following table sets forth certain information with respect to the beneficial ownership of each person who is known to the Registrant to be the beneficial owner of more than 5% of the Registrant's Common Stock as of November 30, 1999.

     (1)                           (2)                               (3)                     (4)
    TITLE                   NAME AND ADDRESS                  AMOUNT AND NATURE            PERCENT
      OF                      OF BENEFICIAL                     OF BENEFICIAL                OF
    CLASS                        OWNER                        OWNERSHIP (1),(2)           CLASS (2)
    -----                        ------                       -----------------           ---------

Common          DAVID M. LUCIUK (i)                               4,000,000                  28.17%
Shares          Suite 13A-63 Roehampton Avenue
                Toronto, Ontario
                Canada, M4P 1R1

Common          DAVID ZOSIAK (ii)                                 2,000,000                  14.09%
Shares          2267 Lorraine Avenue
                Coquitlam, British Columbia
                Canada, V3K 2M8


(1)      As  of  November  30,  1999  there  were   14,197,300   common   shares
         outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

(2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons.

   (i) David M. Luciuk, the President and Director of the Registrant, purchased for cash 4,000,000 shares at a price of $0.001 per share. All these shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Each of the share certificates has the appropriate legend restricting their sale and transfer.

   (ii) David Zosiak, a director of the Registrant, purchased for cash 2,000,000 shares at a price of $0.001 per share. All these shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended. Each of the share certificates has the appropriate legend restricting their sale and transfer.

Security Ownership of Management

         The following table sets forth certain information with respect to the beneficial ownership of each officer and director, and of all directors and executive officers as a group as of November 30, 1999.

     (1)                           (2)                               (3)                     (4)
    TITLE                   NAME AND ADDRESS                  AMOUNT AND NATURE            PERCENT
      OF                      OF BENEFICIAL                     OF BENEFICIAL                OF
    CLASS                        OWNER                        OWNERSHIP (1),(2)           CLASS (2)
    -----                        ------                       -----------------           ---------

Common          DAVID M. LUCIUK                                       4,000,000(3)           28.17%
Shares          Suite 13A-63 Roehampton Avenue
                Toronto, Ontario
                Canada, M4P 1R1

Common          DAVID ZOSIAK                                          2,000,000 (3)            14.09%
Shares          2267 Lorraine Avenue
                Coquitlam, British Columbia
                Canada, V3K 2M8

Common          PHILIP YEE                                                 1,000(3)        0.007%
Shares          2268 Dundas Street
                Vancouver, British Columbia
                Canada, V5K 1P9

                    All officers and directors as a                   6,001,000              42.267%
                           group (three persons)

     (1) As  of  November  30,  1999,   there  were  14,197,300   common  shares
         outstanding. Unless otherwise noted, the security ownership disclosed in this table is of record and beneficial.

   (2) Under Rule 13-d under the Exchange Act, shares not outstanding but subject to options, warrants, rights, conversion privileges pursuant to which such shares may be acquired in the next 60 days are deemed to be outstanding for the purpose of computing the percentage of outstanding shares owned by the persons having such rights, but are not deemed outstanding for the purpose of computing the percentage for such other persons. None of the directors or officers have any options, warrants, rights or conversion privileges outstanding.

(2) Mr. Luciuk is President and a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Luciuk could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

         Mr. Zosiak is a Director of the Registrant and one of the controlling shareholders. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4
         (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Zosiak could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.

         Mr. Yee is a director of the Registrant. This stock is restricted since it was issued in compliance with the exemption form registration provided by Section 4 (2) of the Securities Act of 1933, as amended. After this stock has been held for one (1) year, Mr. Yee could sell a percentage of his shares every three months based on 1% of the outstanding stock. Therefore, this stock cannot be sold except in compliance with the provisions of Rule 144.


ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The following table identifies the Registrant's directors and executive officers as of November 30, 1999. Directors are elected at the Registrant's annual meeting of stockholders and hold office until their successors are elected and qualified. The Registrant's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

                                                                                 TERM AS
                                                                                 DIRECTOR
                   NAME                        POSITION HELD                     EXPIRES
                   ----                        -------------                     -------

            David Luciuk                   President and Director                  2000

            David Zosiak                   Director                                2000

            Philip Yee                     Secretary Treasurer                       --

David Luciuk

         David Luciuk, 55, graduated from high school in Ontario before accepting a position as a chartered accountant student with the firm of Winspear, Higgans, Stevenson and Doane. In 1967, after three years with Winspear, Higgans, Stevenson and Doane and obtaining his degree as a chartered accountant, Mr. Luciuk took a position with IBM Canada until 1972. In 1972, he became Controller for Dominion Stores and subsequently worked in various positions with Dominion Stores such as Director of Corporate Planning, Executive Assistant to the President and Director of Auditing. In 1985, Mr. Luciuk started his own consulting firm, D.M. Luciuk & Associates offering various consulting services to industry. In 1987, he became Vice President of Finance and Corporate Development for Mayfield Property Management Inc, previously a subsidiary of Cadillac Fairview. In 1994 Mr. Luciuk became Vice President of Corporate Developments for Canada All Sports Complexes Inc. In 1995 he became and still is an independent financial consultant.

David Zosiak

         David Zosiak, 34, graduated from Centennial Senior Secondary School in 1981 and subsequently attended Douglas College where he obtained a marketing management diploma in 1984. Subsequent to graduation he became employed with McDermid St. Lawrence Chisholm Ltd., a brokerage house in Vancouver, Canada where he worked as a sales assistant. From 1991 to 1994 he was employed by Esso Avitat as a driver for fuel trucks and other assorted assignments. In 1994, he was employed by Georgia Pacific Securities as a stockbroker before changing firms and moving to Wolverton Securities in 1995 where he worked with a national and international clientele to achieve their financial portfolio goals. In 1997 he became an investors relations consultant who liased with shareholders regarding the status of their investments.

         Mr. Zosiak is a director of Accord Ventures Inc., a company having a quotation on the OTC Bulletin Board. Other than this company and the Registrant, he is not a director or officer of any other company under the Securities and Exchange Act of 1934.

Philip Yee

         Philip Yee was born in Vancouver, British Columbia in 1963. Having graduated from high school he attended the University of British Columbia and graduated with a Bachelor of Commerce degree in 1986 before attending City University where he obtained a Masters of Business degree in 1989. In 1991 he became a member of the Institute of Certified General Accountants of British Columbia. In 1996 he obtained his degree as a Certified Public Accountant from the Washington State Board of Accountants and subsequently became a member of the Institute of Internal Auditors. During his entire educational period, Mr. Yee worked for various companies as follows:

                                      TYPE OF          YEARS OF
     NAME OF COMPANY                  BUSINESS         EMPLOYMENT          POSITION         LOCATION
     ---------------                  --------         ----------          --------         --------

     Augusta Corporation              Mineral          1997-1999           Controller       Vancouver, BC
                                      Exploration

     Can-Chi Group of Companies       Venture Capital  1992-1997           Accountant       Vancouver, BC

     Canadian Connection Group        Investments in   1990-1992           Accountant       Vancouver, BC
                                      futures

                                       23

         Mr. Yee has not been an officer or director of a public company other than Sweetbrier Corporation, a corporation listed on the OTC Bulletin Board presently under the name of Dippy Foods Inc. Mr. Yee is no longer a director and officer of that company and is not a director or officer of any other OTC Bulletin Board company other than the Registrant and Anyox Resources Inc, a company applying for a quotation on the OTC Bulletin Board.

         Mr. Philip Yee was the incorporating director of the Registrant..

         None of the Directors or Executive Officers work full time for the Registrant, but intend to devote such time as their responsibilities require. None of the Registrant's Directors are currently directors of other companies registered under the Securities and Exchange Act of 1934 other than as noted above for Messrs. Zosiak and Yee.

         There are no family relationships between the directors, executive officers or with any person under consideration for nomination as a director or appointment as an executive officer of the Registrant. The directors and officers of the Registrant act as promoters. There are no other individuals who act or are considered to be promoters for the Registrant.

CHANGE OF CONTROL

         There are no arrangements that may result in a change of control.


ITEM 6.           EXECUTIVE COMPENSATION

         None of the Registrant's executive officers have received compensation since the Registrant's inception.

         The following table sets forth compensation paid or accrued by the Registrant during the period ended October 31, 1999 to the Registrant's President and shows compensation paid to any other officers or directors.

                        SUMMARY COMPENSATION TABLE (1999)

                                                                     Long Term Compensation (US Dollars)
                                                                     -----------------------------------
                              Annual Compensation                         Awards             Payouts
                              -------------------                         ------             -------
           (a)                (b)         (c)           (e)          (f)           (g)          (h)          (i)
                                                       Other      Restricted                              All other
                                                      annual        stock       Options/       LTIP        compen-
   Name and Principal                                  Comp.        awards         SAR        payouts      sation
        position             Year        Salary         ($)          ($)           (#)          ($)          ($)
        --------             ----        ------         ---          ---           ---          ---          ---

David M. Luciuk              1999         -0-           -0-          -0-           -0-          -0-          -0-
President and
     Director

David Zosiak,                1999         -0-           -0-          -0-           -0-          -0-          -0-
     Director

Philip Yee,                  1999         -0-           -0-          -0-           -0-          -0-          -0-
Secretary Treasurer

There has been no compensation given to any of the Directors or Officers during 1999. There are no stock options outstanding as at November 30, 1999 and no options have been granted in 1999, but it is contemplated that the Registrant may issue stock options in the future to officers, directors, advisers and future employees.

COMPENSATION OF DIRECTORS

         Members of the Board of Directors do not receive cash compensation for their services as Directors. Directors are not presently reimbursed for expenses incurred in attending Board meetings.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         None of the officers and directors of the Registrant have been involved in the past five (5) years in any of the following:

         (1)   Bankruptcy proceedings;

         (2)   Subject to criminal proceedings or convicted of a criminal act;

         (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

         (4) Subject to any order for violation of federal or state securities laws or commercial laws.


ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The  Registrant  has never before filed a  prospectus  specified  under
Section 10(a) of the Securities Act of 1933 at this time. The Registrant raised funds from its officers' and directors' relatives, friends and business associates as more fully described below.

Shares issued to Directors

         On February 14, 1999 two directors of the Registrant subscribed for 6,000,000 shares at $0.001 per share for cash consideration totaling $6,000. In addition, on February 24, 1999, the other director subscribed for 1,000 shares each at $0.25 per share for a total consideration of $250.

         The breakdown of the shares issued to these three directors at both $0.001 per share and $0.25 per share is as follows:

                  PRICE PER
  DIRECTOR          SHARE                 NUMBER OF  SHARES
  --------          -----                 -----------------
David Luciuk       $ 0.001                 4,000,000 shares
David Zosiak         0.001                 2,000,000 shares
Philip Yee            0.25                     1,000 shares

         All the above noted stock is restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the holders of these shares of the Registrant could sell a percentage of their shares every three months based on 1% of the outstanding stock in the Registrant. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against this stock and a legend is imprinted on each stock certificate.

Shares issued at $0.002 to non-directors and officers

         On February 16, 1999 the Registrant accepted subscription agreements from 12 individual corporations for a total number of 8,155,000 shares at a price of $0.002 per share. All shares were paid for in cash which amounted to total receipts of $16,310. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares. The names of the corporation, the principal officer and the number of shares purchased for each corporation are listed below:

                 NAME OF CORPORATION                      PRINCIPAL                  NUMBER OF SHARES
                 -------------------                      ---------                  ----------------

       Portsail Overseas Ltd.                           Maria Scott                      687,500
       Principal Corp.                                  Amir Sosa                        662,500
       Ravensburg Kapital GmbH                          Marie Gabb                       675,000
       Neptunis Marine Limited                          Jessica Garbutt                  687,500
       Camaret Freres S.A.                              Joy Vernon-Godfrey               675,000
       Kingmoor Capital Ltd.                            Tracey Williams                  700,000
       Waterloo Investments Inc.                        Clifford Wilkins                 662,500
       Casa Venturas S.A.                               Keith King                       650,000
       La Ola Desarrollos S.A.                          David Finzer                     700,000
       Grupo Sisko S.A.                                 Richard Smith                    700,000
       Mesa Desarrollos S.A..                           Michael Laidlaw                  705,000
       Stonecroft Holdings Ltd.                         Ronald Lui                       650,000


Shares issued at $0.25 per share to other shareholders

         On March 3, 1999, the Registrant approved the issuance of the following shares to individuals listed below for the consideration of $0.25 per share. All shares were paid for in cash for a total consideration of $10,575. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended and an appropriate Form D was filed in connection with the issuance of these shares.

                                  NUMBER OF
                                  SHAREHOLDER                           SHARES
                                  -----------                           ------

                              John Walker                                 1,000
                              Carol Finley                                1,000
                              Glyn Hethey                                 1,500
                              Robin Hethey                                2,000
                              Judy Mide                                   2,500
                              Carsten Mide                                2,500
                              Mary Hethey                                 4,000
                              Michael J. Kennaugh                         1,800
                              Stacey Bligh                                1,000
                              Philip Yee (Director)                       1,000
                              Andrea Luciuk                               1,500
                              Mary Clare Luciuk                           1,000
                              Mark Luciuk                                 2,000
                              John Paul Luciuk                            1,500
                              Jim Luciuk                                  2,000
                              Margaret Luciuk                             1,000
                              Charles Hethey                              4,000
                              James Hethey                                4,000
                              Raymond Contoli                             2,750
                              Randy Contoli                               2,250
                              E. Del Thachuk                              1,000
                              J. R. Krushnisky                            1,000

         Initially the directors and officers had contributed time, office space, telephone, and other expenses, without compensation or reimbursement. The Registrant has given recognition to this contribution for the period from inception to April 30, 1999 inclusive by including them in expenses and crediting capital surplus the following amounts:

                           Management fees                    $   4,500
                           Rent                                     900
                           Telephone                                300
                                                                -------
                                                              $   5,700

         Certain directors of the Registrant are directors, officers, stockholders and/or employees of other companies, and conflicts of interest may arise between their duties as directors of the Registrant and as directors, officers of other companies. All such possible conflicts will be disclosed and the directors concerned will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed on them under the laws of the State of Nevada.

         All officers and directors are aware of their fiduciary responsibilities under corporate law, especially insofar as taking advantage, directly or indirectly, of information or opportunities acquired in their capacities as officers and directors of the Registrant. Any transaction with officers or directors will only be on terms consistent with industry standards and sound business practice in accordance with the fiduciary duties of those persons to the Registrant, and depending upon the magnitude of the transactions and the absence of any disinterested board members, the transactions may be submitted to the shareholders for their approval in the absence of any independent board members.


ITEM 8.           DESCRIPTION OF SECURITIES

         The Registrant's articles of incorporation currently provide that the Registrant is authorized to issue 200,000,000 shares of common stock, par value $0.001 per share. As at November 30, 1999, 14,197,300 shares were outstanding.

COMMON STOCK

         Each holder of record of the Registrant's common stock is entitled to one vote per share in the election of the Registrant's directors and all other matters submitted to the Registrant's stockholders for a vote. Holders of the Registrant's common stock are also entitled to share ratably in all dividends when, as, and if declared by the Registrant's Board of Directors from funds legally available therefore, and to share ratably in all assets available for distribution to the Registrant's stockholders upon liquidation or dissolution. There are no preemptive rights to subscribe to any of the Registrant's securities, and no conversion rights or sinking fund provisions applicable to the common stock.

         Neither the Registrant's articles of incorporation nor its bylaws provide for cumulative voting. Accordingly, persons who own or control a majority of the shares outstanding may elect all of the Board of Directors, and persons owning less than a majority could be foreclosed from electing any.

OPTIONS OUTSTANDING

         There are no outstanding options. It is the intention of the Board of Directors to grant stock options to directors, officers and future employees at some time in the future. At the present time no consideration has been given to the granting of stock options.


MARKET INFORMATION

         The common stock of the Registrant has received a symbol (ADMD) on the NQB Pink Sheets as at December 9, 1999. There is, at the date of this Form 10-SB, no bid or ask price on the common shares of the Registrant.

         There has been no market for the Registrant's stock in the last two years. Accordingly, the Registrant has no range of high and low bid prices for the Registrant's common stock to report.

                                     PART 11

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

MARKET INFORMATION

         The Registrant's stock has obtained a unpriced quotation on the NQB Pink Sheets. Upon effectiveness of the Registrant's registration statement under the Securities Exchange Act of 1934, it is anticipated one or more broker dealers may make a market in its securities over the counter, with quotations carried on the National Association of Securities Dealers, Inc.'s "OTC Bulletin Board".

         There is no established market price for the shares at the time of filing this Form 10-SB. There are no common shares subject to outstanding options or warrants or securities convertible into common equity of the Registrant. The number of shares subject to Rule 144 is 6,001,000. Each share certificate has the appropriate legend affixed thereto. There are no shares being offered to the public and no shares have been offered pursuant to an employee benefit plan or dividend reinvestment plan.

HOLDERS

         The approximate number of record holders of the Registrant's common stock as at November 30, 1999 is 36 of which three are directors of the Registrant.

DIVIDENDS

         The Registrant has never paid cash dividends on its common stock and does not intend to do so in the foreseeable future. The Registrant currently intends to retain any earnings for the operation and expansion of its business.

TRANSFER AGENT

         The Registrant's transfer agent is Nevada Agency & Trust Co., 50 West Liberty Street, Suite 880, Reno, Nevada, 89501.

ITEM 2.           LEGAL PROCEEDINGS

         There are no legal proceedings to which the Registrant is a party or to which its property is subject, nor to the best of management's knowledge are any material legal proceedings contemplated.

ITEM 3.           DISAGREEMENT WITH ACCOUNTANTS AND
                  FINANCIAL DISCLOSURE

         From inception to date, the Registrant's principal accountant is Andersen Andersen & Strong, L.C. of Salt Lake City, Utah. The firm's report for the period from inception to April 30, 1999 did not contain any adverse opinion or disclaimer, nor were there any disagreements between management and the Registrant's accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         From inception through to November 30, 1999, the Registrant has issued and sold the following unregistered shares of its common stock (the aggregated value of all such offerings did not exceed US$1,000,000):

(i)      Subscription for 6,000,000 shares by the Directors of the Registrant

         On February 14, 1999 the Registrant approved the issuance to two of its directors of 6,000,000 shares at a price per share of $0.001. Mr. Luciuk, President of the Registrant, purchased for cash 4,000,000 shares and Mr. Zosiak, Director of the Registrant, purchased for cash 2,000,000 shares.

         All of these shares are restricted since they were issued in compliance with the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. After this stock has been held for one year, the Directors could sell within a three month period a percentage of their shares based on 1% of the outstanding stock in the Registrant. Therefore, this stock can be sold after the expiration of one year in compliance with the provisions of Rule 144. There are "stop transfer" instructions placed against these certificates and a legend has been imprinted on the stock certificates themselves.

(ii)     Subscription for 8,155,000 shares at a price of $0.002 per share

         On February 16, 1999, the Registrant accepted share subscriptions from twelve corporate investors of a total of 8,155,000 shares at a price of $0.002 per share. All shares were paid for in cash which resulted in proceeds to the Registrant of $16,310. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares. All of these corporations reside outside the United States and none of the principals are residents or citizens of the United States.

(iii)    Subscriptions for 42,300 shares at a price of $0.25 per share

         On March 3, 1999, the Registrant accepted subscriptions from twenty-two investors in the amount of 42,300 shares at a price of $0.25 per share. In all cases the consideration was cash. These shares were issued in accordance with the exemption from registration provided by Rule 504 of Regulation D of the Securities Act of 1933, as amended, and an appropriate Form D was filed in connection with the issuance of these shares. All the shareholders live outside the United States and none are US citizens.


ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 78.751 of the Nevada General Corporation Law allows the Registrant to indemnify any person who was or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant, or is or was serving at the request of the Registrant as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust, or other enterprise. The Registrant's bylaws provide that such person shall be indemnified and held harmless to the fullest extent permitted by Nevada law.

         Nevada law permits the Registrant to advance expenses in connection with defending any such proceedings, provided that the indemnitee undertakes to repay any such advances if it is later determined that such person was not entitled to be indemnified by the Registrant. The Registrant's bylaws require that the Registrant advance such funds upon receipt of such an undertaking with respect to repayment.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such act, and is therefore unenforceable.

                                    PART F/S

                              FINANCIAL STATEMENTS

         The following financial statements are filed with this Form 10-SB:

                                                                                                    PAGE
                                                                                                    ----
Report of Independent Certified Public Accountants                                                   33
Financial Statements of Advanced Medical Technologies Inc.
        Balance Sheet as at April 30, 1999                                                           34
        Statement of Operations for the Period from February 3, 1999 (Date
             of Inception) to April 30, 1999                                                         35
        Statement of Changes in Stockholders' Equity for the Period from
             February 3, 1999 (Date of Inception) to April 30, 1999 36 Statement
        of Cash Flows for the Period from February 3, 1999 (Date
             of Inception) to April 30, 1999                                                         37
        Notes to Financial Statements                                                                38



Unaudited Interim Financial Statements of Advanced Medical Technologies Inc.
        Unaudited Interim Balance Sheet as at October 31, 1999                                       41
        Unaudited Interim Statement of Operations for the Period from February 3, 1999
             (Date of Inception) to October 31, 1999                                                 42
        Unaudited Interim Statement of Changes in Stockholders' Equity for the Period
             from February 3, 1999 (Date of Inception) to April 30, 1999                             43
        Unaudited Interim Statement of Cash Flows for the Period from February 3, 1999
             (Date of Inception) to April 30, 1999                                                   44
        Notes to Unaudited Interim Financial Statements                                              45

ANDERSEN ANDERSEN & STRONG, L.C.                 941 East 3300 South, Suite 220
Certified Public Accountants and Business
Consultants Board                                   Salt Lake City, Utah, 84106
Member SEC Practice Section of the AICPA                 Telephone 801-486-0096
                                                               Fax 801-486-0098
                                                     E-mail Kandersen @ msn.com


Board of Directors
Advanced Medical Technologies Inc.
Vancouver B. C. Canada

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Advanced Medical Technologies Inc. (a development stage company) at April 30, 1999 and the statement of operations, stockholders' equity, and cash flows for the period from February 3, 1999 (date of inception) to April 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Medical Technologies Inc. at April 30, 1999 and the results of operations, and cash flows for the period from February 3, 1999 (date of inception) to April 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah                          /s/  "Andersen Andersen & Strong"
June 12, 1999

         A member of ACF International with affiliated offices worldwide





                                                  ADVANCED MEDICAL TECHNOLOGIES INC.
                                                    (A DEVELOPMENT STAGE COMPANY)
                                                            BALANCE SHEET
                                                           APRIL 30, 1999
===================================================================================================================================
ASSETS

CURRENT ASSETS

     Cash                                                                                    $   17,505
                                                                                             ----------

           Total Current Assets                                                              $   17,505
                                                                                             ==========


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable                                                                      $    2,955
                                                                                            ----------

            Total Current Liabilities                                                            2,955
                                                                                            ==========
STOCKHOLDERS' EQUITY

Common stock

      200,000,000 shares authorized, at $0.001 par
      value; 14,197,300 shares issued and outstanding                                          14,197

Capital in excess of par value                                                                 21,388

Deficit accumulated during the development stage                                             (21,035)
                                                                                           ----------

Total Stockholders' Equity                                                                     14,550
                                                                                           ----------

                                                                                           $   17,505
                                                                                           ==========

   The accompanying notes are an integral part of these financial statements.




                                                  ADVANCED MEDICAL TECHNOLOGIES INC.
                                                     (A DEVELOPMENT STAGE COMPANY)
                                                        STATEMENT OF OPERATIONS
                                                 FOR THE PERIOD FROM FEBRUARY 3, 1999
                                                 (DATE OF INCEPTION) TO APRIL 30, 1999

===================================================================================================================================


REVENUE                                                                                $         --

EXPENSES                                                                                     21,035
                                                                                        ===========
NET LOSS                                                                               $   (21,035)
                                                                                        ===========



NET LOSS PER COMMON SHARE

     Basic                                                                             $     (.001)
                                                                                        ===========


AVERAGE OUTSTANDING SHARES

     Basic                                                                               14,197,300
                                                                                         ==========


   The accompanying notes are an integral part of these financial statements.




                                                       ADVANCED MEDICAL TECHNOLOGIES INC.
                                                          (A DEVELOPMENT STAGE COMPANY)
                                                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                            FOR THE PERIOD FROM FEBRUARY 3, 1999 (DATE OF INCEPTION)
                                                                TO APRIL 30, 1999
===================================================================================================================================


                                                                           COMMON STOCK                   CAPITAL IN
                                                                       ---------------------               EXCESS OF    ACCUMULATED
                                                                      SHARES             AMOUNT            PAR VALUE      DEFICIT
                                                                      ------             ------            ---------      -------

BALANCE FEBRUARY 3, 1999 (date of inception)                               --        $       --        $       --        $       --

Issuance of common stock for cash
  at $.001 - February 14, 1999                                      6,000,000             6,000                --                --

Issuance of common stock for cash
   at $.002 - February 16, 1999                                     8,155,000             8,155             8,155                --

Issuance of common stock for cash
    At $.25 - March 3, 1999                                            42,300                42            10,533                --

Capital contribution - expenses                                            --                --             2,700                --

Net operating loss for the period from
    February 3, 1999 to April 30, 1999                                     --                --                --           (21,035)
                                                                   ----------       -----------       -----------        -----------

BALANCE APRIL 30, 1999                                             14,197,300        $   14,197        $   21,388        $  (21,035)
                                                                   ==========        ==========        ==========        ==========


   The accompanying notes are an integral part of these financial statements.




                                                  ADVANCED MEDICAL TECHNOLOGIES INC.
                                                     (A DEVELOPMENT STAGE COMPANY)
                                                        STATEMENT OF CASH FLOWS
                                                 FOR THE PERIOD FROM FEBRUARY 3, 1999
                                                 (DATE OF INCEPTION) TO APRIL 30, 1999
===================================================================================================================================

CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                                        $ (21,035)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

    Change in accounts payable                                                      2,955
    Capital contributions - expenses                                                2,700


Net Decrease in Cash From Operations                                             (15,380)
                                                                                 --------

CASH FLOWS FROM INVESTING
    ACTIVITIES:                                                                       --

CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                                      32,885
                                                                                 --------

Net Increase in Cash                                                               17,505

Cash at Beginning of Period                                                            --

Cash at End of Period                                                           $  17,505
                                                                                =========



SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

Capital contributions - expenses                                                $    2,700
                                                                                ==========



   The accompanying notes are an integral part of these financial statements.

                       ADVANCED MEDICAL TECHNOLOGIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS
================================================================================

     1.   ORGANIZATION

     The Company was incorporated under the laws of the State of Nevada on February 3, 1999 with authorized common stock of 200,000,000 shares at $0.001 par value.

     The Company was organized for the purpose of establishing a multimedia internet based communications network between the healthcare industry manufacturers and the key case managers in the medical field to advertise and promote the manufacturers products..

     The Company is in the development stage.

     Since its inception the Company has completed a Regulation D offerings of 14,197,300 shares of its capital stock for cash.


     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Methods

     The Company recognizes income and expenses based on the accrual method of accounting.

     Dividend Policy

     The Company has not yet adopted a policy regarding payment of dividends.

     Income Taxes

     The Company has elected a fiscal year ending January 31, and has not completed an operating period and therefore has not filed an income tax return.

     Earning (Loss) Per Share

     Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding.

     Cash and Cash Equivalents

     The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                       ADVANCED MEDICAL TECHNOLOGIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
================================================================================


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Foreign Currency Transactions

The transactions of the Company in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Financial Instruments

The carrying amounts of financial instruments, including cash and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.


4.   RELATED PARTY TRANSACTIONS

Related parties have acquired 42% of the common stock issued .

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.


  5.   GOING CONCERN

Management is planning to establish a multimedia internet based communications network for the medical field. To be successful in this effort the Company will need additional working capital.

                       ADVANCED MEDICAL TECHNOLOGIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
================================================================================


 5.   GOING CONCERN - Continued

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                       ADVANCED MEDICAL TECHNOLOGIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                  BALANCE SHEET
                                OCTOBER 31, 1999

                      (UNAUDITED - PREPARED BY MANAGEMENT)

================================================================================

ASSETS

CURRENT ASSETS

     Cash                                                            $  1,937
                                                                        -----

         Total Current Assets                                        $  1,937
                                                                        =====


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

      Accounts payable                                               $ 1,936
                                                                       -----

            Total Current Liabilities                                  1,936
                                                                       -----

STOCKHOLDERS' EQUITY

Common stock

      200,000,000 shares authorized, at $0.001 par
      value; 14,197,300 shares issued and outstanding                 14,197

Capital in excess of par value                                        24,388

Deficit accumulated during the development stage                    (38,584)
                                                                     -------

Total Stockholders' Equity                                                1
                                                                     -------
                                                                  $  1,937
                                                                    --------

          The accompanying notes are an integral part of these unaudited financial statements.



                       ADVANCED MEDICAL TECHNOLOGIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
  FOR THE PERIOD FROM FEBRUARY 3, 1999 (DATE OF INCEPTION) TO OCTOBER 31, 1999

                      (UNAUDITED - PREPARED BY MANAGEMENT)
================================================================================



SALES                                                      $           --

EXPENSES                                                           38,548

NET LOSS                                                   $     (38,548)
                                                                  =======



NET LOSS PER COMMON SHARE

     Basic                                                 $      (.0027)
                                                                 ========


AVERAGE OUTSTANDING SHARES

     Basic                                                    14,197,300
                                                              ==========

                  The accompanying notes are an integral part
                    of these unaudited financial statements.


                                                        ADVANCED MEDICAL TECHNOLOGIES INC.
                                                           (A DEVELOPMENT STAGE COMPANY)
                                                   STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                             FOR THE PERIOD FROM FEBRUARY 3, 1999 (DATE OF INCEPTION)
                                                                TO OCTOBER 31, 1999

                                                       (UNAUDITED - PREPARED BY MANAGEMENT)

===================================================================================================================================

                                                                             COMMON STOCK               CAPITAL IN
                                                                        ------------------------         EXCESS OF     ACCUMULATED
                                                                        SHARES            AMOUNT         PAR VALUE       DEFICIT
                                                                        ------            ------         ---------       -------

BALANCE FEBRUARY 3, 1999 (date of inception)                               --        $       --        $       --        $       --

Issuance of common stock for cash
  at $.001 - February 14, 1999                                      6,000,000             6,000                --                --

Issuance of common stock for cash
  at $.002- February 17, 1999                                       8,155,000             8,155             8,155                --

Issuance of common stock for cash
  at $.25 - March 3, 1999                                              42,300                42            10,533                --

Contributed capital                                                     5,700                --

Net operating loss for the period from
    February 3, 1999 to October 31, 1999                                   --                --                --           (38,584)
                                                                   ----------        ----------        ----------        ----------

BALANCE OCTOBER 31, 1999                                           14,197,300        $   14,197        $   24,388        $  (38,584)
                                                                   ==========        ==========        ==========        ==========


                  The accompanying notes are an integral part
                    of these unaudited financial statements.



                                                     ADVANCED MEDICAL TECHNOLOGIES
                                                     (A DEVELOPMENT STAGE COMPANY)
                                                        STATEMENT OF CASH FLOWS
                             FOR THE PERIOD FROM FEBRUARY 3, 1999 (DATE OF INCEPTION) TO OCTOBER 31, 1999

                                                 (UNAUDITED - PREPARED BY MANAGEMENT)
===================================================================================================================================


CASH FLOWS FROM
     OPERATING ACTIVITIES:

Net loss                                                               $(38,584)

Adjustments to reconcile net loss to
    net cash provided by operating
    activities:

Changes in accounts payable                                               1,936
Capital contribution - expenses                                           5,700
                                                                       ---------

Net Cash From Operations                                                (30,948)

CASH FLOWS FROM INVESTING
     ACTIVITIES                                                              --
                                                                       ---------
CASH FLOWS FROM FINANCING
    ACTIVITIES:

       Proceeds from issuance of common stock                            32,885
                                                                       --------

Net Increase in Cash                                                      1,937

Cash at Beginning of Period                                                  --
                                                                       ---------
Cash at End of Period                                                  $  1,937
                                                                       ========


SCHEDULE OF NONCASH INVESTMENT AND FINANCING ACTIVITIES

      Capital contributions - expenses                                 $  5,700
                                                                       ========

                  The accompanying notes are an integral part
                    of these unaudited financial statements.

                       ADVANCED MEDICAL TECHNOLOGIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCLAL STATEMENTS

                      (UNAUDITED - PREPARED BY MANAGEMENT)
================================================================================


     1.   ORGANIZATION

     The Company was incorporated under the laws of the State of Nevada on February 3, 1999 with authorized common stock of 200,000,000 shares at $0.001 par value.

     The Company was organized for the purpose of establishing an multimedia internet based communications network between the healthcare industry manufacturers and the key managers in the medical field to advertise and promote the manufacturers products.

     The Company is in the development stage.

     Since its inception the Company has completed Regulation D offerings of 14,197,300 shares of its capital stock for cash.


     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICILES

     Accounting Methods

     The Company recognizes income and expenses based on the accrual method of accounting.

     Dividend Policy

     The Company has not yet adopted a policy regarding payment of dividends.

     Income Taxes

     The Company has elected a fiscal year ending January 31 and has not completed an operating period and therefore has not filed any income tax returns.

     Earning (Loss) Per Share

     Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding .

     Cash and Cash Equivalents

     The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                       ADVANCED MEDICAL TECHNOLOGIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                      (UNAUDITED - PREPARED BY MANAGEMENT)
================================================================================

2.       SUMMARY OF SIGNIGICANT ACCOUNTING POLICIES - continued

Foreign Currency Translation

The transactions of the Company completed in Canadian dollars have been translated to US dollars. Assets and liabilities are translated at the year end exchange rates and the income and expenses at the average rates of exchange prevailing during the period reported on.

Financial Instruments

The carrying amounts of financial instruments, including cash, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3.       RELATED PARTY TRANSACTIONS

Related parties have acquired 42% of the common stock issued.

The officers and directors of the Company are involved in other business activities and they may, in the future, become involved in additional business ventures which also may require their attention. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has formulated no policy for the resolution of such conflicts.

4.            GOING CONCERN

Management has established a multimedia internet based communication network for the medical field. To be success in its future efforts to build upon this network the Company will need additional working capital.

                       ADVANCED MEDICAL TECHNOLOGIES INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                      (UNAUDITED - PREPARED BY MANAGEMENT)
================================================================================

4.       GOING CONCERN - continued

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

Management recognizes that, if it is unable to raise additional capital, the Company cannot be successful in its efforts.

                                    PART 111

ITEM 1.           INDEX TO EXHIBITS

EXHIBIT
   NO.
-------

(2)      Charter and By-Laws
         (a)      Certificate of Incorporation of Advanced Medical Technologies Inc.  (filed herewith, page 49)
         (b)      Bylaws (filed herewith, page 54)
(3)      Instruments Defining Rights of Securities Holders
         (a)      Text of stock certificates for common stock (filed herewith, page 65)
(5)      Voting Trust Agreements
                  None
(6)      Material Contracts
         (a)      Not made in the ordinary course of business
                  (i)      Transfer  Agent  and  Registrar   Agreement   between
                           Registrant  and  Nevada  Agency  & Trust  Co.,  dated
                           February 5, 1999 (filed herewith, page 66)
(10)     Consent of experts and counsel
         (i)      Consent  of  Andersen  Andersen  & Strong,  L.C.,  independent certified public accountants (filed herewith, page69)
(11)     Statement re computation of per share earnings
                  Not applicable
(16)     Letter of change in certifying accountant
                  Not applicable
(21)     Subsidiaries of the Registrant
                  Not applicable
(24)     Power of Attorney
                  None
(27)     Financial Data Schedule Worksheet (filed herewith, page 70)
(99)     Addition Exhibits
                  None

ITEM 2.           DESCRIPTIONS OF EXHIBITS

                                                [Attached, pages 49 through 72]

                                   SIGNATURES



         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              ADVANCED MEDICAL TECHNOLOGIES INC.
                                                           (Registrant)



                                         By   /s/ Phillip Yee
                                             ----------------------------------
                                                       Philip Yee
                                              Director and Secretary Treasurer

                                              Dated:    December 13, 1999